                                                                       EXHIBIT 1


                              INTEROIL CORPORATION
                                   10th Floor
                                 Brunswick House
                                 44 Chipman Hill
                                 Saint John, NB
                                 Canada E2L 4S6

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the "Meeting") of shareholders of InterOil Corporation (the "Corporation") to be held on June 28, 2005 at 10:30 a.m. (Toronto, Canada time) in the Sheraton Centre Hotel, and at all adjournments of the Meeting, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at May 9, 2005 except where otherwise noted.

                             APPOINTMENT OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ACCOMPANYING THIS CIRCULAR ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER OF THE CORPORATION HAS A RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY AND WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR OFFICER OF THE CORPORATION TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY, INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, SIGNING THE FORM OF PROXY AND RETURNING IT IN THE REPLY ENVELOPE IN THE MANNER SET FORTH IN THE ACCOMPANYING NOTICE OF THE MEETING.

To be valid, proxies must be signed, dated and deposited with the Corporation, c/o Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department), for shareholders whose shares are recorded on the North American register), or c/o Computershare Registry Services, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are recorded on the Australian or Papua New Guinea register) at any time up to 9:00 am (local time) on the second last business day preceding the date of the Meeting. Proxies may also be deposited with the scrutineers at the Meeting, to the attention of the chair of the Meeting, at any time prior to the commencement of the Meeting, or any adjournment or postponement thereof. An undated proxy will be deemed to be dated the date it is mailed.

                              REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing revoking the proxy or another completed form of proxy, executed by him or his attorney authorised in writing, at the registered office of the Corporation, 10th Floor, Brunswick House, 44 Chipman Hill, Saint John, NB, Canada E2L 4S6 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof. A shareholder who has given a proxy may also revoke it in any other manner permitted by law.

               VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the shareholder who appointed them. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER REFERRED TO HEREIN.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY COMPLETED AND SIGNED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS APPOINTED TO VOTE AS THEY SEE FIT WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

At the date of this circular, the management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                       RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (New Brunswick), the Corporation will prepare a list of shareholders as of the close of business on May 9, 2005, the record date established for notice of the Meeting. Each holder of record of common shares named in the list so prepared will be entitled to one vote for each common share held on all matters proposed to come before the Meeting (except for the election of directors as described below under "Business of the Meeting - Election of Directors"), except to the extent that the holder has transferred any common shares after the record date and the transferee of such common shares establishes ownership of them and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such common shares at the Meeting.

                                  VOTING SHARES

On May 9, 2005 the Corporation had outstanding 28,881,224 common shares. To the knowledge of the directors and officers of the Corporation, persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Corporation are as follows:

                                                              PERCENTAGE OF
       NAME AND ADDRESS          NUMBER OF COMMON SHARES      COMMON SHARES
------------------------------- ------------------------- ----------------------
Phil Mulacek                           7,234,146                   25.05%
PO Box 3787
The Woodlands, Texas

                             BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Corporation shall have a minimum of four and a maximum of twelve directors as determined by resolution of the board of directors. The number of directors of the Corporation is presently set at six (6).

Directors elected at the Meeting serve until the next annual meeting of shareholders or, subject to the Corporation's by-laws and to applicable laws, until their successors are elected or appointed. IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY, UNLESS INSTRUCTED OTHERWISE, TO VOTE FOR THE ELECTION AS A DIRECTOR OF EACH PROPOSED NOMINEE LISTED BELOW.

The Corporation's by-laws and governing statute, the Business Corporations Act (New Brunswick) (the "Act"), provide for cumulative voting for the election of directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. For this proxy, the shareholder will cast the number of votes equal to the number of common shares held by the shareholder multiplied by six (6). The distribution of votes among the nominees shall be designated on the proxy instrument. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed among the nominees shall mean that the votes are to be distributed equally among all nominees voted for by the shareholder. If no specification is made for any nominee, it shall mean that the proxy nominees are instructed to vote FOR all of the nominees with the votes distributed equally among all nominees. There is no condition precedent to exercise the right to vote cumulatively. The by-laws and Act further provide that a separate vote of shareholders shall be taken with respect to each proposed director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the Meeting a motion will be made in favour of such a resolution in order to permit the election of all six (6) directors by way of a single resolution.

Management does not expect that any of the proposed nominees will be unable to serve as a director. However, if any of the proposed nominees are for any reason unable to serve as a director, the persons named in the enclosed form of proxy will use their discretion in voting for an alternative nominee.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

                            POSITION WITH THE                                             DIRECTOR      NUMBER OF COMMON SHARES
          NAME                 CORPORATION                PRINCIPAL OCCUPATION              SINCE          BENEFICIALLY OWNED
------------------------- ----------------------- -------------------------------------- ------------ -----------------------------
Phil E. Mulacek           Chairman of the         Chairman of the Board and CEO of the      1997          6,306,677  (Indirect)
                          Board, President and    Corporation.                                              927,469  (Direct)
                          CEO                                                                             7,234,146

Christian. Vinson         Director and Vice       Managing Director of InterOil             1997            168,000  (Direct)
                          President of the        Limited and Vice President of the
                          Corporation             Corporation.

G. Michael Folie          Director and Vice       Director & CEO of Acacia Resources        2001             20,000  (Direct)
                          Chairman                Ltd. of Australia from 1994 to 2000.
                                                  Director of EFIC Australia from 1994
                                                  to 2000. Chairman, Regis Resources
                                                  N.L., 2004 to present.

Roger N. Grundy           Director                Managing Director of Breckland Ltd,       1997             67,700  (Direct)
                                                  a UK based engineering consulting
                                                  firm.

Gaylen J. Byker           Director                President of Calvin College, a            1997            553,125  (Indirect)
                                                  liberal arts college in Grand                             189,900  (Direct)
                                                  Rapids, Michigan.                                         743,025


Edward Speal              Director                Managing Director, BNP Paribas            2003              2,300  (Direct)
                                                  (Canada), since June 2000; prior
                                                  thereto, President and CEO of
                                                  Paribas Bank of Canada.

During the past five years, each person listed above has held the principal occupation listed opposite his name, or other positions within the listed corporate groups.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of the Corporation to hold office until the next meeting of shareholders.

PricewaterhouseCoopers are being appointed as auditors of the Corporation for the first time in place of KPMG, who were the auditors of the Corporation since 1997.

KPMG are resigning as auditors of the Corporation on or after June 6, 2005 but prior to the Meeting (the "Termination"). There were no reservations in the auditor's report issued by KPMG relating to the "relevant period" as defined in section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators. There have been no reportable events as contemplated in section
4.11 of National Instrument 51-102 of the Canadian Securities Administrators. The Termination and the appointment of PricewaterhouseCoopers as successor auditors have been approved by the board of directors of the Corporation and the audit committee of the board of directors of the Corporation.

APPROVAL OF STOCK OPTIONS ISSUED TO DIRECTORS

Under Chapter 10 of the Listing Rules of the Australian Stock Exchange Limited ("ASX") issues of securities to directors must be approved by shareholders.

The details of these options are as follows:

                                        Exercise Price per       Expiry Date of
Name                       Number           Share (US$)             Options           In respect of year ended
----------------------- -------------- ---------------------- --------------------- ------------------------------
Phil Mulacek               15,000             $30.38              May 10, 2010              December 31, 2005
Christian Vinson           15,000             $30.38              May 10, 2010              December 31, 2005
Roger Grundy               15,000             $30.38              May 10, 2010              December 31, 2005
Gaylen Byker               15,000             $30.38              May 10, 2010              December 31, 2005
Geoffrey Folie             15,000             $30.38              May 10, 2010              December 31, 2005
Edward Speal               15,000             $30.38              May 10, 2010              December 31, 2005

The options are subject to the Corporation's Incentive Stock Option Plan adopted by the Corporation at the Annual and Special Meeting of Shareholders held on June 25, 2003 ("Option Plan"), and all the directors of the Corporation referred to above are entitled to participate in the Option Plan. The options will be issued for nil consideration within 12 months after date of the Meeting.

The Corporation will seek approval of the issuance of the options to each director by a separate resolution. Under the rules of the ASX, no director, or an associate of a director, can vote shares controlled by him in favour of the resolution to grant that director options, nor can a director vote on any resolution for the issuance of options to any other director.

The Corporation is required by Rules 10.15 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on any resolution to issue options to any director by:

         (a)      a director of the Corporation; and

         (b)      an associate of that person.

However, the Corporation will not disregard a vote if:

         (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

         (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The details of the options granted to the directors of the Corporation on June 29, 2004 are as follows:

                                      Exercise Price per      Expiry Date of
Name                       Number     Share (US$)                Options            In respect of year ended
----------------------- ------------ ---------------------- -------------------- ------------------------------
Phil Mulacek              15,000            $24.00             May 11, 2009              December 31, 2004
Christian Vinson          15,000            $24.00             May 11, 2009              December 31, 2004
Roger Grundy              15,000            $24.00             May 11, 2009              December 31, 2004
Gaylen Byker              15,000            $24.00             May 11, 2009              December 31, 2004
Geoffrey Folie            15,000            $24.00             May 11, 2009              December 31, 2004
Edward Speal              15,000            $24.00             May 11, 2009              December 31, 2004

                             EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002 (to the extent required by the Regulation) in respect of the individuals who were, at December 31, 2004, the Chief Executive Officer and the Chief Financial Officer, and the two (2) other most highly compensated executive officers whose total salary and bonus exceeded C$150,000 (approximately US$115,500) (the "Named Executive Officers"):


                                                      SUMMARY COMPENSATION
------------------------------------------------------------------------------------------------------------------------------------
                                          ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                               ----------------------------------------- -----------------------------------------
                                                                                   AWARDS               PAYOUTS
                                                                         --------------------------- -------------
                                                                                         SHARES OR
                                                                                           UNITS
                                                               OTHER       SECURITIES     SUBJECT
                                                               ANNUAL        UNDER        TO RESALE
     NAME AND                                                  COMPEN       OPTIONS       RESTRICT-     LTIP           ALL OTHER
     PRINCIPAL                    SALARY                       SATION       GRANTED         IONS       PAYOUTS       COMPENSATION
     POSITION          YEAR        (US$)       BONUS (US$)      (US$)         (#)           (US$)       (US$)             (US$)
-------------------- --------- ------------ ---------------- ----------- -------------- ------------ ------------- -----------------
PHIL MULACEK           2004      184,859      200,000(1)        Nil        15,000           Nil          Nil             18,000
Chairman,              2003      181,543        90,000          Nil        15,000           Nil          Nil             18,000
President and          2002      197,925          Nil           Nil        355,000          Nil          Nil             18,000
Chief Executive
Officer

THOMAS DONOVAN         2004      123,713        30,000          Nil          Nil            Nil          Nil               Nil
Chief Financial        2003      115,250          Nil           Nil        30,000           Nil          Nil               Nil
Officer                2002      68,680           Nil           Nil        30,000           Nil          Nil               Nil

CHRISTIAN VINSON       2004      151,378      120,000(1)        Nil        15,000           Nil          Nil               Nil
Vice President and     2003      140,573        30,000          Nil        15,000           Nil          Nil               Nil
Chief Operating        2002      135,923          Nil           Nil        30,000           Nil          Nil               Nil
Officer

GRAEME ALEXANDER       2004      144,441        35,000          Nil          Nil            Nil          Nil               Nil
Corporate Counsel      2003      127,940        35,000          Nil          Nil            Nil          Nil               Nil
and Secretary          2002      106,625          Nil           Nil          Nil            Nil          Nil               Nil

Note:

     (1)  Bonuses in 2004 are reflected as accrued but not paid in 2004.

                                                    OPTION GRANTS DURING THE MOST
                                                  RECENTLY COMPLETED FINANCIAL YEAR
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      MARKET VALUE
                                                                                      OF SECURITIES
                                                  % OF                                 UNDERLYING
                             SECURITIES      TOTAL OPTIONS                               OPTIONS
                                UNDER          GRANTED TO         EXERCISE OR          ON THE DATE
                               OPTIONS         EMPLOYEES          BASE PRICE            OF GRANT
                               GRANTED        IN FINANCIAL            US$                  US$                    EXPIRATION
           NAME                  (#)              YEAR           ($/SECURITY)         ($/SECURITY)                   DATE
--------------------------- -------------- ------------------- ------------------ ---------------------- ---------------------------
Phil Mulacek                   15,000             6.7                24.00                24.00                  May 11, 2009
Thomas Donovan                   Nil              Nil                 Nil                  Nil                      Nil
Christian Vinson               15,000             6.7                24.00                24.00                  May 11, 2009
Graeme Alexander                 Nil              Nil                 Nil                  Nil                        Nil



                                           AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                                 AND FINANCIAL YEAR-END OPTION VALUES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        VALUE(1) OF UNEXERCISED
                                        COMMON                              UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                                        SHARES             AGGREGATE         AT FISCAL YEAR-END              FISCAL YEAR-END
                                      ACQUIRED ON            VALUE              EXERCISABLE/                   EXERCISABLE/
                                       EXERCISE           REALISED(1)          UNEXERCISABLE                  UNEXERCISABLE
              NAME                        (#)                (US$)                  (#)                           (US$)
--------------------------------- -------------------- ------------------ ------------------------- --------------------------------
Phil Mulacek                                245,000          7,926,300                15,000/Nil                         208,500/Nil
Thomas Donovan                                1,500             46,725             18,500/40,000                   576,275/1,141,000
Christian Vinson                                Nil                Nil                15,000/Nil                         208,500/Nil
Graeme Alexander                              4,000            131,600             68,000/15,000                   2,237,200/493,500


Note:

     (1) For all options held by an individual, value equals the product of (a) the difference, if positive, between the market value of the common shares at year-end minus the exercise price and (b) the number of options with that exercise price. The closing price on the TSX on December 31, 2004 was C$45.65, equivalent to US$37.90 per common share.

                                SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          NUMBER OF SECURITIES
                                            NUMBER OF SECURITIES TO BE                                   REMAINING AVAILABLE FOR
                                              ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGED EXERCISE      FUTURE ISSUANCE UNDER
                                               OUTSTANDING OPTIONS,          PRICE OF OUTSTANDING       EQUITY COMPENSATION PLANS
                                                WARRANTS AND RIGHTS      OPTIONS, WARRANTS AND RIGHTS     (EXCLUDING SECURITIES
                                                        (a)                          (b)                REFLECTED IN COLUMN (a))
------------------------------------------- ---------------------------- ----------------------------- ----------------------------
PLAN CATEGORY

Equity compensation plans approved by                 421,025                       17.66                        540,068
securityholders

Equity compensation plans not approved by             741,297                        5.51                          Nil
securityholders (1)

Total                                                1,162,322                       9.91                        540,068

Note:

     (1) Stock options granted prior to date of approved Incentive Stock Option Plan as of August 1, 2002.


                                STOCK OPTION PLAN

With effect from August 1, 2002, the Corporation established a stock option plan (the "Option Plan") for the purpose of providing for the grant of options to purchase common shares of the Corporation to key officers, directors, employees and others. The maximum number of common shares which may be issued pursuant to the options granted under the Option Plan is 2,500,000 common shares (representing 8.66% of the current number of issued and outstanding common shares). As at the effective date of the Option Plan, August 1, 2002, there were 1,516,500 common shares subject to options, which amount reduced the number effectively available under the Option Plan, which was, therefore 483,500 common shares on that date.

Options to purchase common shares of the Corporation may be granted only to Eligible Persons. An Eligible Person is a "service provider", a personal holding company controlled by a service provider, or a registered retirement savings plan (or similar retirement plan or trust) established by a service provider, and provided that, in each case, the service provider is a service provider at the time of the grant. A "service provider" is an employee of the Corporation or a subsidiary; a person or company engaged under a written contract with the Corporation or a subsidiary to provide ongoing management or consulting services for the Corporation or for a subsidiary; and officers and directors of the Corporation or a subsidiary.

The following limits are applicable to grants under the Option Plan:

     (a) The maximum number of common Shares that may be reserved for issuance pursuant to Options to or for the benefit of insiders, together with any other previously established or proposed share compensation arrangements may not at any time exceed 10% of the outstanding issue.

     (b) The maximum number of common shares that may be issued under the Option Plan to insiders, together with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding issue.

     (c) The maximum number of common shares that may be issued under the Option Plan to or for the benefit of any one Eligible Person, together with any other previously established or proposed share compensation arrangements for such person, within any one-year period, may not exceed 5% of the outstanding issue.

     (d) In no event may the price at which the option is exercisable (the "Option Price") be less than the Market Price of the common shares. "Market Price" means the closing price of the common shares on the TSX on the trading day prior to the date of the grant of the Option. In the event that the common shares did not trade on such day, the Option Price will be determined based on the weighted average closing price of the common shares for the five days immediately preceding the date of the grant of the Option on which the common shares traded.

     (e) No option may be granted that is exercisable for more than 10 years from the date of the grant of the option.

     (f) The maximum number of common shares that may be reserved for issuance pursuant to Options to or for the benefit of any one Eligible Person may not at any time exceed 5% of the outstanding issue.

Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for subsequent grant under the Option Plan. The options are non-transferable. The Option Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Corporation's capitalization. The board of directors may from time to time amend or revise the terms of the Option Plan or may terminate the Option Plan at any time, subject to any necessary regulatory approval.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

There was no indebtedness owing to the Corporation, or any of its subsidiaries, from any officer, director, employee, or any former officer, director or employee of the Corporation, or any of its subsidiaries at any time during or since the financial year ended December 31, 2004 or as at April 30, 2005 for any purpose.

                            COMPENSATION OF DIRECTORS

Directors of the Corporation receive an annual retainer of US$18,000, except for Dr. Folie who received US$50,000 and Mr. Vinson who received no retainer respectively, for the year ended December 31, 2004. Directors were also reimbursed for travel and other out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director was also granted, in connection with his duties as a director, options to purchase 15,000 shares.

                       INTERESTS IN MATERIAL TRANSACTIONS

Mr. Grundy, a director of the Corporation, is also the Managing Director and a shareholder of Breckland Ltd., an engineering consulting firm based in the United Kingdom. The Corporation has retained Breckland Ltd. to provide engineering services to it on an ongoing basis in connection with the Corporation's oil refinery in Papua New Guinea. Those services are provided by several individuals, one of whom is Mr. Grundy. Total payments to Breckland Ltd. were US$120,426 for the year ended December 31, 2004.

Mr. Speal, a director of the Corporation, is also the Managing Director of BNP Paribas (Canada). The Corporation has negotiated a working capital facility of up to US$100 million through BNP Paribas (Singapore) to fund the purchase of the crude oil required for the Corporation's refinery operations in Papua New Guinea. The

Corporation's Board has determined that Mr. Speal's independence is not adversely affected by the Corporation's transaction and that therefore Mr. Speal remains as an independent director of the Corporation. Based on the consideration of the relationship between BNP Paribas (Canada) and BNP Paribas (Singapore) and consideration of Multilateral Instrument 52-110 Audit Committees, the Board concluded that Mr. Speal has no relationship (including his employment) that could reasonably interfere with the exercise of his independent judgement.

                    COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation had a Compensation Committee during its financial year ended December 31, 2004. All material compensation matters during the year were dealt with by the Compensation Committee. The members of the Compensation Committee for the majority of the year were Mr. Mulacek, Dr. Byker and Dr. Folie. Mr. Mulacek was replaced on the Committee by Mr. Speal in November 2004 so that the Committee would be comprised solely of independent directors.

                        REPORT ON EXECUTIVE COMPENSATION

The Corporation's compensation package for senior executives is composed of three elements: base salaries, annual bonuses and options to acquire common shares of the Corporation.

The fact that the Corporation was still in its development stage and generated minimal revenue during 2004 has been a significant factor in determining the Corporation's approach to compensating its senior management, including the Chief Executive Officer. Essentially, the Corporation's philosophy is twofold: first, base salaries and cash bonuses should be kept to a minimum in order to conserve the Corporation's cash; and second, management should participate in the equity ownership of the Corporation in order to align their interests with the Corporation's shareholders.

The Corporation believes that the salaries it pays to its senior executives (either through its subsidiaries or its arrangements with Direct Employment Services Corp ("DESC") described below) are consistent with this approach in that they are adequate but not generous. The Corporation paid the bonuses described above to certain members of its senior executive team in 2004. Any bonuses that may be paid in the future will be determined by and measured against the Corporation's performance during the relevant financial year.

The Corporation believes that equity ownership in the Corporation by its senior management is an essential feature of its compensation program. Equity ownership in a development-stage company such as the Corporation provides management with a strong incentive to increase the equity value of the Corporation, which benefits all shareholders.

The Compensation Committee was appointed by the Board to discharge the Board's responsibilities relating to compensation of the Corporation's senior executives, including its Chief Executive Officer, and to approve and evaluate remuneration plans, policies and programs of senior executives.

The Compensation Committee is responsible for reviewing with the Chief Executive Officer the long-term goals and objectives of the Corporation that are relevant to the Chief Executive Officer's compensation; evaluating the Chief Executive Officer's performance against those goals and objectives; determining the Chief Executive Officer's compensation based on that evaluation and reporting to the Board on that process. That process includes consideration of the Corporation's performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with the best interests of the Corporation.

The Compensation Committee also reviews and makes recommendations to the Board with respect to the compensation of all members of the Corporation's senior executive team, including stock option plans, terms of employment agreements, severance agreements and change of control arrangements or provisions and any special or supplemental benefits, so that a compensation program can be maintained for those individuals at a fair and competitive level, consistent with the best interests of the Corporation.


                   As Submitted by the Compensation Committee:

                                                           Edward Speal

                                                           Gaylen Byker

                                                           G. Michael Folie

                              CORPORATE GOVERNANCE

The Toronto Stock Exchange requires each listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance, with such disclosure specifically including an explanation of any differences between the Toronto Stock Exchange's corporate governance guidelines and the practices of the listed company.

                                                                       DOES THE
                  CORPORATE GOVERNANCE                                CORPORATION
                        GUIDELINE                                      CONFORM?                              COMMENT
-----------------------------------------------------------------     -----------          -----------------------------------------
Board should explicitly assume responsibility for
stewardship of the Company, and specifically for:
                                                                                            Board is involved in strategic
(a)            adoption of a strategic planning process;                  Yes               planning.

                                                                                            The Board requires Management to
(b)            identification of principal risks of the Company's                           identify and report on principal risks
               business and ensuring implementation of risk-              Yes               of the Corporation's business and
               management systems;                                                          ensures that Management implements
                                                                                            risk management systems.

(c)            succession planning, including appointing,                                   The Board is involved in the selection,
               training and monitoring senior management;                 Yes               monitoring and development of
                                                                                            senior management.

(d)            communications policy;                                     Yes               The Board maintains a management
                                                                                            structure that ensures proper
                                                                                            communication between
                                                                                            Management and the Board; between
                                                                                            members of Management themselves;
                                                                                            and between Management and staff.

(e)            integrity of internal control and management                                 The Board ensures that the
               information systems.                                       Yes               Corporation invests in modern fit-for-
                                                                                            purpose management information
                                                                                            systems and appropriate
                                                                                            management expertise to implement,
                                                                                            maintain and run such systems and
                                                                                            provide proper internal controls.

Majority of directors should be "unrelated" (free from                                      Three (3) out of the six (6) current
conflicting interests).                                                   No                directors are unrelated non-
                                                                                            management directors.

Disclose for each director whether he or she is related,                                    Phil E Mulacek - related; President,
and how that conclusion was reached.                                      Yes               CEO & Chairman; major shareholder

                                                                                            Christian M Vinson - related; COO,
                                                                                            VP; shareholder

                                                                                            Roger Grundy - related based on
                                                                                            interest in contract with Corporation;
                                                                                            non-management

                                                                                            Michael Folie - unrelated; Vice
                                                                                            Chairman; non-management

                                                                                            Gaylen Byker - unrelated; non-
                                                                                            management

                                                                                            Edward Speal - unrelated; non-
                                                                                            management

                                                                       DOES THE
                  CORPORATE GOVERNANCE                                CORPORATION
                        GUIDELINE                                      CONFORM?                              COMMENT
-----------------------------------------------------------------     -----------          -----------------------------------------
Appoint a committee responsible for the                                                     The Board has formed the
appointment/assessment of directors.                                      Yes               Compensation Committee, a
                                                                                            committee responsible for, amongst
                                                                                            other things, appointment,
                                                                                            assessment and remuneration of
                                                                                            directors.

Composed exclusively of non-management directors, the                                       The Compensation Committee is
majority of whom are unrelated.                                           Yes               composed only of unrelated non-
                                                                                            management directors.

Implement a process for assessing the effectiveness of the                                  Neither the Corporation nor the
Board, its committees and the contribution of individual                  No                Board is of the appropriate size or
directors.                                                                                  maturity to warrant such a process.

Provide orientation and education programs for new                                          Neither the Corporation nor the
directors.                                                                No                Board is of the appropriate size or
                                                                                            maturity to warrant formal programs.

Examine size of Board and consider reducing the size of                                     The size of the Board has been
Board, with a view to improving effectiveness                             Yes               examined and it has been determined
                                                                                            to be of appropriate size for the
                                                                                            development of the Corporation.

Review compensation of directors in light of risks and                                      This is one of the functions of the
responsibilities.                                                         Yes               Compensation Committee.

Committees should generally be composed of non-                                             The Audit and Compensation
management directors, a majority of whom are                              Yes               Committees are composed only of
unrelated.                                                                                  unrelated, non-management
                                                                                            directors.

Assume responsibility for or appoint a committee                                            The Board assumes responsibility for
responsible for approach to corporate governance issues.                  Yes               overseeing the Corporation's
                                                                                            approach to corporate governance
                                                                                            issues.

Define limits to management's responsibilities by                                           The Board monitors the mandates for
developing mandates for the Board and the CEO.                            Yes               the Board, CEO and Senior
                                                                                            Management.

Board should approve CEO's corporate objectives.                                            The Board has oversight over the
                                                                          Yes               CEO's corporate objectives.

Establish procedures to enable the Board to function                                        The Board's function depends on
independently of management.                                              No                access to up-to-date and detailed
                                                                                            reporting from Senior Management.

Establish an audit committee with a specifically defined                                    The Board has established an Audit
mandate.                                                                  Yes               Committee with specific mandate.

All members of audit committee should be non-                                               All members are unrelated, non-
management directors.                                                     Yes               management directors.

Audit committee should have direct communication                                            Audit Committee has direct access to
channels to internal and external auditors.                               Yes               and meetings with external auditors.

                                                                       DOES THE
                  CORPORATE GOVERNANCE                                CORPORATION
                        GUIDELINE                                      CONFORM?                              COMMENT
-----------------------------------------------------------------     -----------          -----------------------------------------
Audit committee duties should include oversight                                             Audit Committee oversees
responsibility for management reporting on internal                    Yes                  management reporting on internal
control.                                                                                    controls.

Implement a system to enable individual directors to                                        Executive directors are able to engage
engage outside advisers, at the Company's expense,                     Yes                  outside advisers, within their
subject to approval of appropriate committee of the                                         individual mandates. Otherwise,
Board.                                                                                      Board approval is required.


                                PERFORMANCE GRAPH

The following performance graph compares the Corporation's cumulative total shareholder return (assuming an initial investment of $100) on its common shares as of year-end for the five years prior to the end of the Corporation's 2004 financial year, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable, for the comparable period.


                               (PERFORMANCE GRAPH)

                              MANAGEMENT CONTRACTS

The services of certain executive officers and senior management of the Corporation are provided under a management services agreement with DESC. DESC is a U.S. private company administered by executive officers of the Corporation and which was established for the purpose of providing non-profit management services to the Corporation. During 2004, the services of six (6) individuals (including Mr. Mulacek and Mr. Vinson) were provided to the Corporation and its subsidiaries under this agreement, and DESC was paid US$738,375 for those services. Each of these persons who acted as an officer of the Corporation was duly appointed as an officer.

The Corporation also pays a management fee to Petroleum and Independent Corporation ("PIE Corp.") of US$150,000 per annum. PIE Corp. serves as Sole General Manager of SPI InterOil LDC. Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. The general manager of a company exercises all powers that would typically be exercised by a board of directors. PIE Corp. is owned by Mr. Mulacek, Chairman, President and Chief Executive Officer of the Corporation, and members of his family.

                             ADDITIONAL INFORMATION

Additional information with respect to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2004. Security holders may contact the Corporation at Suite 2, Level 2, Orchid Plaza, 79 Abbott Street, Cairns, QLD 4870, Australia (attention Mr Graeme Alexander, Corporate Secretary) to obtain copies of the Corporation's financial statements and management's discussion and analysis.

The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                                              By order of the Board of Directors



                                                        (signed) Phil E. Mulacek
                                            Chairman and Chief Executive Officer
                                                              As of May 25, 2005